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                                 [INVIVO LOGO]

                                                                January 13, 2003

To Our Stockholders:

     Invivo Corporation, a Delaware corporation ("Invivo"), is offering to purchase 650,000 shares of its common stock from existing stockholders.

     You may tender all or only a portion of your shares on the terms and subject to the conditions of the offer, including the proration provisions. Shares properly tendered and not properly withdrawn will be purchased at a purchase price of $15.00 per share, net to you in cash, without interest, on the terms and subject to the conditions of the offer, including the proration provisions. However, because of the proration provisions described in the Offer to Purchase, all of the shares tendered may not be purchased if more than the number of shares Invivo seeks to purchase in the offer are properly tendered. Shares not purchased in the offer because of proration will be returned to the tendering stockholders promptly after the expiration of the offer. Invivo reserves the right, in its sole discretion, to purchase more than 650,000 shares in the offer, subject to applicable law.

     The terms and conditions of the offer are explained in detail in the enclosed Offer to Purchase and the related Letter of Transmittal. I encourage you to read these materials carefully before making any decision with respect to the offer. The instructions on how to tender shares are also explained in detail in the accompanying materials.

     Invivo's Board of Directors has approved the offer. However, neither Invivo nor its Board of Directors makes any recommendation to you as to whether you should or should not tender your shares. You must make your own decision as to whether to tender your shares and, if so, how many shares to tender. Some of Invivo's directors and executive officers have advised Invivo that they, or entities affiliated with them, intend to tender shares in the offer.

     Please note that the offer will expire at 9:00 p.m., Eastern Time, on Tuesday, February 11, 2003, unless extended by Invivo. If you have any questions regarding the offer or need assistance in tendering your shares, please contact John F. Glenn, Chief Financial Officer of Invivo, at (925) 468-7600 or U.S. Stock Transfer Corporation, the Depositary for the offer, at (800) 835-8778.

                                         Sincerely,

                                         JAMES B. HAWKINS
                                         President and Chief Executive Officer